Exhibit 10.1

April 15, 2010

Mr. Bret Scholtes

Dear Bret:

I am pleased to offer you the position of Senior Vice President – Corporate Development of Omega Protein Corporation (the “Company”). The anticipated start date for your position is to be mutually determined, but expected to be in May 2010.

1.	Salary. $9,375 per bi-weekly pay period ($225,000 per year). The position will report to the Chief Executive Officer of the Company and be located in our Houston, Texas headquarters.

2.	Bonus. Commencing in 2010, you will be eligible to receive a year-end cash bonus of up to 60% of your base salary to be determined by the Company.

3.	Stock Options: You will be eligible to receive a grant of 100,000 shares of non-qualified stock options under the Company’s Incentive Plan, with an exercise price equal to the average of the Company’s high and low stock price on that date of grant. These options will have a 10-year life and will vest in one-third increments on the later of each anniversary of your grant date. These options will be granted on the first day of your employment with the Company.

4.	Benefits. All benefits will be in accordance with Company policies, plans and procedures including but not limited to:

A.	Health insurance under the Company’s health care plan.

B.	Dental insurance under the Company’s health care plan.

C.	Life insurance contingent upon your enrollment in the health insurance benefit program.

D.	Disability insurance under the Company insurance program.

E.	Participation in the Company’s 401 (k) Plan, with the benefit of a Company matching contribution.

5.	Vacation. You will be entitled to three weeks vacation annually or such greater amount as Company policy may permit.

6.	Drug Test and Background Check. This offer is conditioned on your passing a routine drug test in accordance with Company policy and the Company’s satisfactory review of a background check on you.

7.	Employee Confidentiality, Assignment of Inventions and Non-compete Agreement. Enclosed is a copy of the Omega Protein Employee Confidentiality, Assignment of Inventions and Non-compete Agreement. The offer is also conditional on our mutual execution of this Agreement.

Any other benefits are covered in the Omega Employee Handbook and/or Policies and Procedures Manual and are subject to Company policy.

As you know, this letter does not serve as an employment contract. Employment is for no fixed duration and may be terminated by either party at any time for any reason.

By executing and returning this letter, you are also confirming that you are not subject to any non-competition agreement, non-solicitation agreement or other restrictive covenant from your current employer or any other party.

If you agree with the terms and conditions of this offer and confirm the above paragraph, I would appreciate your signing this letter and the attached agreement and returning these to me by April 16, 2010.

Bret, we are very excited about your joining Omega Protein and we look forward to a long, mutually profitable relationship as we build a first class company together.

Sincerely,

AGREED and ACCEPTED:

Date:
Bret Scholtes